Exhibit III

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-139306) of Diana Shipping Inc. and in the related Prospectus of our report dated March 15, 2007, with respect to the consolidated financial statements of Diana Shipping Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 included in this Report of Foreign Private Issuer on Form 6-K.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 15, 2007